IVY DISTRIBUTORS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2019

(In thousands, except number of shares)

	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholder's equity
	Shares	Amount			
Balance at December 31, 2018	100	$ —	418,109	(381,097)	37,012
Cumulative Effect Adjustment (1)	—	—	—	(5,903)	(5,903)
Forgiveness by Related Party (1)	—	—	5,903	—	5,903
Net loss	—	—	—	(27,603)	(27,603)
Capital contribution from parent – cash	—	—	26,000	—	26,000
Balance at December 31, 2019	100	$ —	450,012	(414,603)	35,409

(1) See Note 11 (Related Party Transactions) for additional information on the Letter of Understanding executed with Waddell & Reed, Inc.

See accompanying notes to financial statements.